SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

1 March 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07021553

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 February 2007 as published in the South China Morning Post in Hong Kong on 1 March 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

E:\cw\sa\SHMB-4Q2006\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 28 FEBRUARY 2007 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2006 in Malaysia on 28 February 2007. The audited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2006 in Malaysia on 28 February 2007. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
AUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2006

	Three Months Ended		Twelve Months Ended	
	31.12.2006 *RM'000*	31.12.2005 *RM'000* (Restated)#	31.12.2006 *RM'000*	31.12.2005 *RM'000* (Restated)#
Revenue	**94,504**	**71,074**	**330,520**	**280,089**
Operating profit before exceptional item	9,903	5,550	54,373	40,455
Exceptional item	–	–	–	12,191
Operating profit after exceptional item	9,903	5,550	54,373	52,646
Interest expense	(1,088)	(1,235)	(5,560)	(6,016)
Interest income	27	48	120	178
Share of results of associates	(636)	5	(3,725)	(2,135)
Profit before tax	**8,206**	**4,368**	**45,208**	**44,673**
Tax expense	9,024	1,861	(4,026)	(5,413)
Profit for the period/year	**17,230**	**6,229**	**41,182**	**39,260**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**15,691**	**5,740**	**35,679**	**37,326**
Minority interests	1,539	489	5,503	1,934
	17,230	**6,229**	**41,182**	**39,260**
Basic Earnings per Ordinary Share (sen)	3.57	1.30	8.11	8.48
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

\# *Certain figures in 2005 have been restated for comparative purposes in accordance with the new and revised Financial Reporting Standards adopted by the SHMB Group with effect from 1 January 2006.*

NA - not applicable

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Directors of SHMB are recommending a final dividend of 5% or 5 sen per share less tax of 27% (2005: final dividend of 5% or 5 sen per share less tax of 28%) in respect of the financial year ended 31 December 2006 for approval by the shareholders of SHMB at the forthcoming Annual General Meeting of SHMB to be held on Monday, 21 May 2007

This proposed final dividend, together with the interim dividend of 3% or 3 sen per share less tax of 28% paid to the shareholders of SHMB on 17 November 2006, will give a total dividend of 8% or 8 sen less tax, for the financial year ended 31 December 2006 (2005: 8% or 8 sen less tax of 28%). Subject to approval by the shareholders of SHMB, the proposed final dividend will be paid to the shareholders of SHMB on Monday, 25 June 2007.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

THE CHANGE OF ACCOUNTING POLICIES OF THE SHMB GROUP WOULD NOT HAVE ANY MATERIAL IMPACT ON SA'S FINANCIAL RESULTS IN 2006 AS SA HAS ALREADY ADOPTED THE NEW ACCOUNTING POLICIES IN THE FINANCIAL YEAR ENDED 31 DECEMBER 2005.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2006 CONSOLIDATED RESULTS OF SHMB IN SA'S 2006 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 February 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *for identification purpose only*

END